Exhibit 21.1

Doral Financial Corporation

List of Direct and Indirect Subsidiaries as of December 31, 2011

Name of Subsidiary	Jurisdiction of Incorporation
Doral Insurance Agency, Inc.	Puerto Rico
Doral Properties, Inc.	Puerto Rico
Doral Investment International, LLC	Puerto Rico
Doral Bank	Puerto Rico
CB, LLC	Puerto Rico
Doral Mortgage, LLC	Puerto Rico
DB REO Holdings, Inc.	New York
Doral Money, Inc.	Delaware
DLAM, LLC	Delaware
Doral CLO I, Ltd.	Cayman Islands
Doral CLO I, Inc.	Delaware